October 2, 2013

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Clutterbug Move Management, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 19, 2013
File: 333-187248

Ladies and Gentlemen:

By telephone on September 26, 2013, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Clutterbug Move Management, Inc. (the “Company”) with its verbal comments to the amended registration statement on Form S-1 filed on September 19, 2013. We have reviewed your comments and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Pricing, page ii

Staff Comment

1. Please revise the proposed maximum aggregate offering price in accordance with the proposed maximum offering price per share of $0.02.

Company Response

We have revised the proposed maximum aggregate offering price to $15,000 in accordance with the proposed maximum offering price per share of $.02.

Staff Comment

2. Please revise the amount of registration fee in accordance with the proposed maximum aggregate offering price and proposed maximum offering price per share.

Company Response

We have revised the amount of registration fee in accordance with the proposed maximum aggregate offering price and proposed maximum offering price per share.

Additional Information, page 30

Staff Comment

3. Please revise your disclosure in this section to state that the company “may not” have an ongoing periodic reporting obligation rather than “will not” have an ongoing periodic reporting obligation.

Company Response

We have revised our disclosure to clarify that we “may not” have an ongoing periodic reporting obligation.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company with any questions you may have.

Very truly yours,

CLUTTERBUG MOVE MANAGEMENT, INC.

By: /s/ VICTORIA YOUNG

Victoria Young
Chief Executive Officer